UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Grant of Equity Awards and PDMR Notifications dated 24 March 2023

Press Release

24 March 2023

Argo Blockchain plc

("Argo" or "the Company")

Grant of Equity Awards and PDMR Notifications

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces that is has granted Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and share options ("Share Options") under the 2022 Equity Incentive Plan (the "Plan") approved by shareholders at the Company's 2022 Annual General Meeting.

Grant of Equity Awards

On 22 March 2023, the Company granted 1,973,892 PSUs and 658,623 Share Options to Seif El-Bakly, the Company's interim Chief Executive Officer. In accordance with the Company's remuneration policy, which applies to the Company's CEO, the PSUs and Share Options both contain performance conditions relevant to Mr. El-Bakly's role. The PSUs and Share Options vest over a three-year period, with first vesting occurring twelve months from the date of grant (at which point 12/36ths vest) and, thereafter the PSUs and Share Options vest at a rate of 3/36th per quarter for the remainder of the vesting period subject to the continued employment of Mr. El-Bakly and satisfaction of the performance conditions by Mr. El-Bakly.

On 9 March 2023, the Company granted 6,839,980 RSUs in aggregate to the rest of the 38 employees in order to align incentives across the full team. The RSUs vest over a three-year period, with first vesting occurring six months from the date of grant (at which point 6/36ths vest) and, thereafter, the RSUs vest at a rate of 3/36th per quarter for the remainder of the vesting period subject to the continued employment of the grantee.

The information communicated in this announcement is inside information for the purposes of Article 7 of Regulation 596/2014.

PDMR Notifications

Grant of PSUs and Options

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Seif El-Bakly
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	PSUs in respect of ordinary shares Options over ordinary shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Grant of PSUs in respect of ordinary shares Grant of options over ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		PSUs - N/A	1,973,892 ordinary shares
		Options - 12.88 pence per ordinary share	658,623 ordinary shares
d)	Aggregated information: ● Aggregated volume ● Price	N/A
e)	Date of the transaction	22 March 2023
f)	Place of the Transaction	Not on a trading venue

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March,2023	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel